Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol:  FFH and FFH.U

TORONTO, December 3, 2018

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.286125	December 31, 2018	December 14, 2018
Series D	0.29996	December 28, 2018
Series E	0.18188	December 31, 2018
Series F	0.23622	December 28, 2018
Series G	0.207375	December 31, 2018
Series H	0.26198	December 28, 2018
Series I	0.23175	December 31, 2018
Series J	0.28065	December 28, 2018
Series K	0.291938	December 31, 2018
Series M	0.296875	December 31, 2018

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the December 31, 2018 to March 28, 2019 dividend period for its floating rate preferred shares.  The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	1.17245	4.86299	0.29311
Series F	0.93376	3.87299	0.23344
Series H	1.03020	4.27299	0.25755
Series J	1.10012	4.56299	0.27503

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946